Exhibit 99.1

Cellebrite Announces Third-Quarter 2024 Results

Third-quarter 2024 revenue of $106.9 million exceeds $100 million quarterly revenue milestone for the first time in Company history

Third-quarter 2024 revenue increased 27% year-over-year primarily due to 27% growth in subscription revenue

ARR of $370.8 million, up 26% year-over-year

Third-quarter 2024 adjusted EBITDA of $31.3 million, 29.3% adjusted EBITDA margin

Company increases 2024 outlook for revenue and adjusted EBITDA,

and raises the low end of the 2024 ARR target range

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, November 6, 2024 – Cellebrite (NASDAQ: CLBT), a global leader in premier Digital Investigative solutions for the public and private sectors, today announced financial results for the three and nine months ending September 30, 2024.

Yossi Carmil, Cellebrite’s CEO, stated, “We delivered a strong third-quarter performance that exceeded our expectations thanks to increasing traction with our AI-driven Case-to-Closure platform, the impact of our ongoing investment in market-leading innovation and solid execution on all fronts. We produced notable ARR growth, surpassed $100 million in quarterly revenue for the first time in company history and generated outstanding profitability. Our customers are increasingly recognizing the value of how Cellebrite’s powerful end-to-end solutions can enable them to efficiently and effectively address major pain points in the digital investigative lifecycle. Against the backdrop of a healthy market, we anticipate a positive fourth quarter finish to our year and have updated our full-year outlook accordingly.”

Third-Quarter 2024 Financial Highlights

●	Revenue of $106.9 million, up 27% year-over-year

●	Subscription revenue was $93.4 million, up 27% year-over-year

●	Annual Recurring Revenue (ARR) of $370.8 million, up 26% year-over-year

●	Recurring revenue dollar-based net retention rate of 124%

●	GAAP gross profit and gross margin of $91.4 million and 85.5%, respectively; Non-GAAP gross profit and gross profit margin of $92.0 million and 86.1%, respectively

●	GAAP net loss of $207.1 million; Non-GAAP net income of $31.8 million

●	GAAP diluted loss per share of $(0.99); Non-GAAP diluted EPS of $0.14

●	Adjusted EBITDA and Adjusted EBITDA margin of $31.3 million and 29.3%, respectively

Third-Quarter 2024 and Recent Business & Operational Highlights

Innovation

●	On September 15, 2024, Cellebrite announced Pathfinder in the Cloud with Amazon Web Services (AWS), allowing customers to access Cellebrite’s industry-leading investigative analytics solution, Pathfinder, through the secure Amazon Virtual Private Cloud (VPC). Pathfinder in the Cloud with AWS, part of Cellebrite’s Case-to-Closure (C2C) platform, helps agencies of all sizes eliminate both the need to purchase and maintain physical servers as well as the common reliance on dedicated server rooms and sensitive compartmented information facility (SCIF) secure rooms. With this update, customers can now quickly scale storage and resources based on demand, while preserving resources as they only pay for what is needed.

●	On September 24, 2024, Cellebrite announced that it received a patent for Remote Mobile Collection, which equips corporate investigators with immediate, targeted remote data collection – saving them time and money. In today’s hybrid work environment, Cellebrite’s SaaS platforms Endpoint Mobile Now and Endpoint Inspector leverage this newly patented technology to deliver high value, supporting rapid data collection and offer greater convenience to the device’s consenting owner, who can keep their devices during collection rather than returning them to a corporate office.

Go to Market

●	On October 29, 2024, Cellebrite announced that its inaugural Case-to-Closure (C2C) User Summit, the premier event for digital investigations being held from March 31 to April 3, 2025, in Washington, D.C., will feature Tim Tebow as the keynote speaker. Tim Tebow is a two-time national football champion, Heisman Trophy winner, first-round NFL draft pick and a former professional baseball player who is also known for his extensive advocacy work to protect children through his namesake foundation. At the C2C User Summit, Tim Tebow will address his foundation’s global fight against human trafficking, complementing Cellebrite’s Operation Find Them All (OFTA) initiative, a landmark commitment to accelerating investigations of online crimes against children.

Capital Markets

●	Cellebrite’s efforts to drive value creation for shareholders underpinned three major milestones:

o	On September 16, 2024, Cellebrite disclosed that 5.0 million Price Adjustment Shares will be issued and 3.0 million Restricted Sponsored Shares vested after the dollar volume-weighted average price of the Company’s ordinary shares was greater than or equal to $15.00 per share for the 20th trading day within a 30 trading-day period. This is the second triggering event to occur, following the one that was announced by the Company on August 15, 2024.

o	On September 18, 2024, Cellebrite announced the results of the completed redemption of all of its outstanding Public and Private Warrants. Nearly all of the 20.0 million Public Warrants and 100% of the 9.7 million Private Warrants outstanding of August 15, 2024 were exercised on a cashless basis in exchange for an aggregate of approximately 10.1 million Ordinary Shares.

o	On November 4, 2024, Cellebrite disclosed that 5.0 million Price Adjustment Shares will be issued after the dollar volume-weighted average price of the Company’s ordinary shares was greater than or equal to $17.50 per share for the 20th trading day within a 30 trading-day period. This is the third triggering event to occur, leaving 1.5 million Restricted Stock Shares that will vest when the dollar volume-weighted average price of the Company’s ordinary shares is greater than or equal to $30.00 per share for 20 trading days within a 30 trading-day period.

Annual General Meeting

●	On September 17, 2024, Cellebrite held its 2024 Annual General Meeting of Shareholders (the “Meeting”). As subsequently disclosed, shareholders approved all of the proposals brought forth during the Meeting by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, as described in the Proxy Statement which was furnished to the Securities and Exchange Commission on August 13, 2024, and sent to shareholders in connection with the Meeting.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

“We delivered a very strong third-quarter performance, highlighted by strong top-line execution, prudent spending and outstanding cash generation,” stated Dana Gerner, Cellebrite’s CFO.“The completion of our broad warrant redemption program, combined with our strong stock price performance over the past several months that resulted in multiple triggering events, enable us to move forward with a more optimized capital structure, an increased stock float and simplified financial reporting. As we look ahead, based on our results for the first three quarters of the year and our assessment of the near-term opportunities, we have raised our 2024 revenue and adjusted EBITDA ranges and increased the low end of our full-year ARR range.”

The Company’s updated 2024 expectations are as follows:

	Fourth-Quarter 2024 Expectations (as of 11/06/24)	Full-Year 2024 Expectations (as of 11/06/24)
ARR	--	$390 million – $400 million
Annual Growth	--	23% – 27%
Revenue	$105 million – $109 million	$397 million – $401 million
Annual Growth	13% – 17%	22% – 23%
Adjusted EBITDA	$25 million – $29 million	$94 million – $100 million
Adjusted EBITDA margin	24% – 27%	24% – 25%

Conference Call Information

Cellebrite will host a live conference call and webcast later this morning to review the Company’s financial third-quarter 2024 results and discuss its full-year 2024 outlook. Pertinent details include:

Date:	Tuesday, November 6, 2024
Time:	8:30 a.m. ET
Call-In Number:	203-518-9766
Conference ID:	CLBTQ324
Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q3-2024-financial-results-investor-call-webcast
Webcast URL:	https://edge.media-server.com/mmc/p/skb7gjeh

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results.

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP EPS and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility to the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

In regard to forward-looking non-GAAP guidance, we are not able to reconcile the forward-looking Adjusted EBITDA measure to the closest corresponding GAAP measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, tax expense, depreciation and amortization expense, and certain financing and tax items.

Key Performance Indicators

This press release also includes key performance indicators, including annual recurring revenue and dollar-based retention rate.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its customers to protect and save lives, accelerate justice and preserve privacy in communities around the world. We are a global leader in Digital Investigative solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Investigation platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more, visit us at www.cellebrite.com, https://investors.cellebrite.com, or follow us on Twitter at @Cellebrite.

Note: References to our website and the websites of third parties mentioned in this press release are inactive textual references only, and information contained therein or connected thereto is not incorporated into this press release.

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial information for the fourth quarter of 2024 and full-year 2024, and certain statements such as our customers are increasingly recognizing the value of how Cellebrite’s powerful end-to-end solutions can enable them to efficiently and effectively address major pain points in the digital investigative lifecycle; we anticipate a positive fourth quarter finish to our year and have updated our full-year outlook accordingly; the completion of our broad warrant redemption program, combined with our strong stock price performance over the past several months that resulted in multiple triggering events, enable us to move forward with a more optimized capital structure, an increased stock float and simplified financial reporting; and we have raised our 2024 revenue and adjusted EBITDA ranges and increased the mid-point of our ARR range. Such forward-looking statements including those with respect to fourth-quarter and full-year 2024 revenue and annual recurring revenue, profitability and earnings as well as commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s DI solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war, the increased tension between Israel and Iran and its proxies, in particular the ongoing hostilities between Israel and Hezbollah, and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 21, 2024 and as amended on April 12, 2024, and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors Relations
Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com

+1 973.206.7760

Media
Victor Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404.804.5910

Cellebrite DI Ltd.
Third-Quarter 2024 Results Summary
(U.S Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	106,858	84,179	292,154	232,097
Gross profit	91,414	71,301	247,185	193,782
Gross margin	85.5%	84.7%	84.6%	83.5%
Operating income	19,445	13,479	41,179	18,238
Operating margin	18.2%	16.0%	14.1%	7.9%
Net (loss) income	(207,093)	6,500	(302,276)	(66,453)
Cash flow from operating activities	41,650	29,178	66,204	58,230

Non-GAAP Financial Data:
Operating income	29,506	19,252	65,191	34,300
Operating margin	27.6%	22.9%	22.3%	14.8%
Net income	31,847	21,313	71,638	38,927
Adjusted EBITDA	31,334	20,792	70,584	39,220
Adjusted EBITDA margin	29.3%	24.7%	24.2%	16.9%

Cellebrite DI Ltd.
Condensed Consolidated Balance Sheets
(U.S Dollars in thousands)

	September 30,	December 31,
	2024	2023
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$136,349	$189,517
Short-term deposits	143,372	74,713
Marketable securities	91,042	38,693
Trade receivables (net of allowance for credit losses of $2,095 and $1,583 as of September 30, 2024 and December 31, 2023, respectively)	93,728	77,269
Prepaid expenses and other current assets	20,668	26,400
Contract acquisition costs	6,570	5,550
Inventories	9,725	9,940
Total current assets	501,454	422,082

Non-current assets
Other non-current assets	7,635	7,341
Marketable securities	42,834	28,859
Deferred tax assets, net	9,292	7,024
Property and equipment, net	15,918	15,896
Intangible assets, net	11,319	10,594
Operating lease right-of-use assets, net	12,080	14,260
Goodwill	28,714	26,829
Total non-current assets	127,792	110,803
Total assets	$629,246	$532,885

Liabilities and shareholders’ equity

Current Liabilities
Trade payables	$7,276	$8,282
Other accounts payable and accrued expenses	54,484	44,845
Deferred revenues	206,682	195,725
Operating lease liabilities	4,478	4,972
Total current liabilities	272,920	253,824

Long-term liabilities
Other long-term liabilities	7,882	5,515
Deferred revenues	42,333	47,098
Restricted Sponsor Shares liability	—	47,247
Price Adjustment Shares liability	—	81,715
Derivative warrant liabilities	—	54,117
Operating lease liabilities	7,795	9,157
Total long-term liabilities	58,010	244,849
Total liabilities	330,930	498,673

Shareholders’ equity
Share capital	*)	*)
Additional paid-in capital	482,118	(84,896)
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	416	1,050
(Accumulated deficit) Retained earnings	(184,133)	118,143
Total shareholders’ equity	298,316	34,212
Total liabilities and shareholders’ equity	$629,246	$532,885

*)	Less than 1 USD

Cellebrite DI Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Subscription services	$69,339	$54,150	$197,180	$152,029
Term-license	24,038	19,130	60,787	49,739
Total subscription	93,377	73,280	257,967	201,768
Other non-recurring	3,938	4,185	10,992	9,075
Professional services	9,543	6,714	23,195	21,254
Total revenue	106,858	84,179	292,154	232,097

Cost of revenue:
Subscription services	6,651	4,602	18,848	14,040
Term-license	—	4	—	6
Total subscription	6,651	4,606	18,848	14,046
Other non-recurring	3,415	3,515	11,335	9,422
Professional services	5,378	4,757	14,786	14,847
Total cost of revenue	15,444	12,878	44,969	38,315

Gross profit	$91,414	$71,301	$247,185	$193,782

Operating expenses:
Research and development	25,926	20,451	72,816	62,635
Sales and marketing	32,486	26,873	96,865	81,219
General and administrative	13,557	10,498	36,325	31,690
Total operating expenses	$71,969	$57,822	$206,006	$175,544

Operating income	$19,445	$13,479	$41,179	$18,238
Financial expense, net	(223,982)	(6,630)	(337,060)	(81,456)
(Loss) income before tax	(204,537)	6,849	(295,881)	(63,218)
Tax expense	2,556	349	6,395	3,235
Net (loss) income	$(207,093)	$6,500	$(302,276)	$(66,453)

(Losses) earnings per share
Basic	$(0.99)	$0.03	$(1.50)	$(0.35)
Diluted	$(0.99)	$0.03	$(1.50)	$(0.35)

Weighted average shares outstanding
Basic	208,705,089	191,567,601	201,488,572	188,697,934
Diluted	208,705,089	204,394,330	201,488,572	188,697,934

Other comprehensive (loss) income:
Unrealized income (loss) on hedging transactions	102	(85)	(748)	(59)
Unrealized income on marketable securities	844	87	524	213
Currency translation adjustments	(1,780)	873	(410)	(93)
Total other comprehensive (loss) income, net of tax	(834)	875	(634)	61
Total other comprehensive (loss) income	$(207,927)	$7,375	$(302,910)	$(66,392)

Cellebrite DI Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:
Net (loss) income	$(207,093)	$6,500	$(302,276)	$(66,453)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation and RSU’s	9,055	4,881	21,306	13,938
Amortization of premium, discount and accrued interest on marketable securities	(736)	(337)	(2,038)	(798)
Depreciation and amortization	2,622	2,380	7,878	7,396
Interest income from short-term deposits	(2,430)	(1,845)	(7,900)	(4,242)
Deferred tax assets, net	(634)	2,373	(2,202)	2,835
Remeasurement of warrant liability	71,271	2,054	110,664	24,317
Remeasurement of Restricted Sponsor Shares	37,906	2,647	65,889	22,740
Remeasurement of Price Adjustment Shares liabilities	120,008	4,779	173,051	41,376
(Increase) decrease in trade receivables	(22,113)	(8,779)	(16,092)	9,338
Increase in deferred revenue	20,117	13,312	5,062	23,867
Decrease (increase) in other non-current assets	589	(4,779)	(294)	(5,841)
Decrease (increase) in prepaid expenses and other current assets	3,334	(1,412)	6,086	(7,036)
Changes in operating lease assets	1,244	1,438	3,885	4,138
Changes in operating lease liability	(1,019)	(1,564)	(3,561)	(4,526)
(Increase) decrease in inventories	(915)	(396)	236	(1,038)
Increase (decrease) in trade payables	429	2,989	(1,162)	3,370
Increase (decrease) in other accounts payable and accrued expenses	9,184	4,904	5,864	(4,837)
Increase (decrease) in other long-term liabilities	831	33	1,808	(314)
Net cash provided by operating activities	41,650	29,178	66,204	58,230

Cash flows from investing activities:

Purchases of property and equipment	(1,820)	(1,082)	(5,388)	(2,971)
Cash paid in conjunction with acquisitions, net of acquired cash	(2,748)	—	(2,748)	—
Purchase of intangible assets	—	—	(904)	—
Investment in marketable securities	(13,428)	(15,000)	(112,710)	(42,005)
Proceeds from maturity of marketable securities	13,550	14,550	48,986	44,057
Investment in short-term deposits	(46,000)	(10,000)	(168,000)	(64,000)
Redemption of short-term deposits	31,781	637	107,240	39,218
Net cash used in investing activities	(18,665)	(10,895)	(133,524)	(25,701)

Cash flows from financing activities:

Exercise of options to shares	4,622	8,130	11,509	15,315
Proceeds from Employee Share Purchase Plan	864	686	2,370	1,920
Exercise of warrants	53	—	53	—
Redemption of warrants	(11)	—	(11)	—
Net cash provided by financing activities	5,528	8,816	13,921	17,235

Net increase (decrease) in cash and cash equivalents	28,513	27,099	(53,399)	49,764
Net effect of Currency Translation on cash and cash equivalents	880	(535)	231	(343)
Cash and cash equivalents at beginning of period	106,956	110,502	189,517	87,645
Cash and cash equivalents at end of period	$136,349	$137,066	$136,349	$137,066

Supplemental cash flow information:
Income taxes paid	$1,348	$673	$3,905	$9,200
Non-cash activities
Operating lease liabilities arising from obtaining right of use assets	$1,616	$—	$1,831	$1,258
Reclassification of derivative warrants from liability to equity	$164,770	$—	$164,770	$—
Reclassification of Restricted Sponsor Shares from liability to equity	$113,136	$—	$113,136	$—
Reclassification of Price Adjustment Shares from liability to equity	$254,766	$—	$254,766	$—

Cellebrite DI Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30		September 30
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenue	$15,444	$12,878	$44,969	$38,315
Less:
Share-based compensation	559	435	1,652	1,235
Acquisition-related costs	—	12	2	39
Non-GAAP cost of revenue	$14,885	$12,431	$43,315	$37,041

	For the three months ended		For the nine months ended
	September 30		September 30
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$91,414	$71,301	$247,185	$193,782
Share-based compensation	559	435	1,652	1,235
Acquisition-related costs	—	12	2	39
Non-GAAP gross profit	$91,973	$71,748	$248,839	$195,056

	For the three months ended		For the nine months ended
	September 30		September 30
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	$71,969	$57,822	$206,006	$175,544
Less:
Issuance expenses	—	—	—	(345)
Share-based compensation	8,496	4,446	19,654	12,703
Amortization of intangible assets	794	840	2,485	2,476
Acquisition-related costs	212	40	219	(46)
Non-GAAP operating expenses	$62,467	$52,496	$183,648	$160,756

Cellebrite DI Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30		September 30
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating income	$19,445	$13,479	$41,179	$18,238
Issuance expenses	—	—	—	(345)
Share-based compensation	9,055	4,881	21,306	13,938
Amortization of intangible assets	794	840	2,485	2,476
Acquisition-related costs	212	52	221	(7)
Non-GAAP operating income	$29,506	$19,252	$65,191	$34,300

	For the three months ended		For the nine months ended
	September 30		September 30
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net (loss) income	$(207,093)	$6,500	$(302,276)	$(66,453)
Issuance expenses	—	—	—	(345)
Share-based compensation	9,055	4,881	21,306	13,938
Amortization of intangible assets	794	840	2,485	2,476
Acquisition-related costs	212	52	221	(7)
Tax (income) expense	(306)	(440)	298	885
Finance expense from financial derivatives	229,185	9,480	349,604	88,433
Non-GAAP net income	$31,847	$21,313	$71,638	$38,927

Non-GAAP Earnings per share:
Basic	$0.15	$0.10	$0.34	$0.19
Diluted	$0.14	$0.09	$0.32	$0.18

Weighted average shares outstanding:
Basic	208,705,089	191,567,601	201,488,572	188,697,934
Diluted	226,882,633	204,394,330	215,424,847	202,899,131

	For the three months ended		For the nine months ended
	September 30		September 30
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net (loss) income	$(207,093)	$6,500	$(302,276)	$(66,453)
Financial expense, net	223,982	6,630	337,060	81,456
Tax expense	2,556	349	6,395	3,235
Issuance expenses	—	—	—	(345)
Share-based compensation	9,055	4,881	21,306	13,938
Amortization of intangible assets	794	840	2,485	2,476
Acquisition-related costs	212	52	221	(7)
Depreciation expenses	1,828	1,540	5,393	4,920
Adjusted EBITDA	$31,334	$20,792	$70,584	$39,220